FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

HSBC TRINKAUS & BURKHARDT KGaA
FIRST QUARTER 2004 RESULTS

Operating profits up by nearly 60 per cent

HSBC Trinkaus & Burkhardt, which is indirectly approximately 73.5 per cent owned by HSBC Holdings plc, reported a strong increase in profits for the first quarter of 2004. The bank increased its operating profits by EUR10.8 million, or 59.9 per cent, to EUR28.8 million compared to the same period in 2003. Net profit increased by EUR6 million, or 59.4 per cent, to EUR16.1 million compared to the same period in 2003.

The main factors underlying this very positive development included, firstly, consistent implementation of the well-proven strategy of concentration on three target groups: high net worth private clients, corporate clients and institutional investors. This clear customer focus enabled the bank to steadily improve its competitive position, extend existing client relationships and win new clients. Secondly, developments in the financial markets as well as consistently modest lending provision costs both had a favourable impact on the first quarter's results.

Net fees and commissions, the most important element of the bank's profits, rose by 16.1 per cent, or EUR7.6 million, in the first quarter of 2004 compared to the same period of 2003 to EUR54.9 million. Client business was boosted by greater activity, in particular in securities transactions. In the corporate segment, international business expanded considerably due to close co-operation with the HSBC Group worldwide.

On the client business side, net interest income was virtually unchanged. Net interest income from financial assets fell, owing to lower interest rates and slightly lower volumes. Trading profits more than doubled in the first quarter, compared to the first quarter of 2003, increasing by EUR11.9 million to EUR21.1 million. The strongest contribution came from trading in equities and equities derivatives.

Lending provisions remained low as a result of a consistently conservative approach to the assessment of lending risk and to the bank's effective risk management policies and practice.

Despite an increase in total administrative expenses of 11.3 per cent, or EUR6.3 million, to EUR62.3 million, the cost:income ratio fell below the target threshold of 70 per cent to 68.2 per cent. The main reason for the increase in administrative expenses was higher profit-related remuneration linked to the welcome growth in operating revenues.

The Managing Partners maintain the view that their target of a double digit percentage increase in operating profits in the 2004 financial year is realistic. The very good first quarter lays a solid foundation for the achievement of this objective. Nevertheless, the Managing Partners expect the rise in operating profits for the full year to be substantially lower than the 60 per cent increase achieved in the first quarter of 2004 compared to the first quarter of 2003. This is because the strong first quarter performance from proprietary trading is not expected to be maintained throughout the year.

In client business, with further success in winning new clients in all segments, the profit base has been extended. The level of net fees and commissions nevertheless continues to be heavily dependent on developments in the financial markets. The Managing Partners expect that there will be a number of attractive public offerings in Germany this year, from which HSBC Trinkaus & Burkhardt should also benefit.

As already announced at the bank's 2003 annual results press conference, HSBC Trinkaus & Burkhardt is selling within the HSBC Group its 12.65 per cent indirect shareholding in HSBC Guyerzeller Bank. The sale, which was concluded in April, will yield an exceptional gain of approximately EUR18 million in the second quarter of 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 06, 2004